January 11, 2013

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael F. Johnson

VIA EMAIL AND EDGAR

Re:	Customers Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed October 22, 2012

File No. 333-184536

Customers Bancorp, Inc. (the “Company”) hereby transmits for filing Amendment No. 1 to our Registration Statement on Form S-3, File No. 333-184536 (“Form S-3”).

In addition, this cover letter is being filed via EDGAR in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated October 26, 2012 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1 to the Form S-3, we have restated and responded to the comment set forth in the Staff’s Comment Letter below. Page numbers refer to the filed copy of Amendment No. 1 to the Form S-3.

Selling Shareholders, page 9

1.	For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale for any of the selling shareholder legal entities.

We have revised the Form S-3 at pages 9 through 12 in response to the Staff’s comment. Additionally, with respect to footnote 6 related to shares ultimately beneficially owned by Wellington Management Company, LLP (“Wellington Management”), please note that Wellington is the investment adviser to several entities that own shares of Customers Bancorp, Inc. (each a “Wellington Client”). We understand that the SEC staff has inquired about the natural persons with voting and dispositive power over the securities beneficially owned by Wellington Management and the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of selling shareholders.

Please do not hesitate to contact our securities counsel, Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707), Christopher S. Connell (cconnell@stradley.com or 215-564-8138) or Thomas L. Hanley (thanley@stradley.com or 202-292-4525) should you have any questions regarding this response letter or Amendment No. 1 to the Form S-3.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

CUSTOMERS BANCORP, INC.

By: /s/ James D. Hogan

Name: James D. Hogan

Title: Chief Financial Officer